Exhibit 99.1

ALGOMA STEEL INC. 105 West Street Sault Ste. Marie, Ontario, Canada P6A 7B4

NEWS RELEASE
Thursday, May 5, 2005	TSE Symbol: AGA

Algoma Steel Inc. Shareholders Meeting

SAULT STE. MARIE, ONTARIO - Algoma Steel Inc. will hold its Annual and Special Meeting of Shareholders on Wednesday, May 11th at the St. Lawrence Hall in Toronto, Ontario. Doors will open at 9:00 am EDT for registration, followed by the Meeting at 10:00 am EDT in the Great Hall. Chairman of the Board Ben Duster and President and Chief Executive Officer Denis Turcotte will hold a press conference after the meeting at 11:00 am EDT in the adjoining VIP Room.

A telephone conference call for analysts and institutional investors will be held at 2:30 pm EDT Wednesday afternoon. It will be hosted by Denis Turcotte, President and Chief Executive Officer and Glen Manchester, Vice President Finance and Chief Financial Officer.

The conference call can be accessed on a listen-only basis via the internet at www.algoma.com in the “Investors” section. The conference call can also be accessed on a listen-only basis via telephone at 416.641.6666. A recording of the conference call can be accessed until midnight, May 18th by dialing 416.626.4100 (reservation number 21243121).

Algoma Steel Inc. is an integrated steel producer based in Sault Ste. Marie, Ontario. Revenues are derived primarily from the manufacture and sale of rolled steel products including hot and cold rolled sheet and plate.

Company Contact:

Brenda Stenta
Manager Corporate Communications
Ph. 705.945.2209
Fax 705.945.2203
E-mail: bstenta@algoma.com